

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

September 23, 2013

Via E-Mail
Kristin Ifft Wells, Esq.
Reed Smith LLP
225 Fifth Avenue
Pittsburgh, PA 15222-2716

      Re: Kaydon Corporation
              Schedule TO-T filed on September 16, 2013
              Filed by Dublin Acquisition Sub Inc., Atlas Management, Inc. and
              Aktiebolaget SKF
              File No. 5-36006

Dear Mr. Wells:

      We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Offer to Purchase

Will the Offer be followed by the Merger if all of the Shares are not tendered…, page vi

1. We note that you may effectuate the merger pursuant to Section 251(h) or 253 of the DGCL. Please revise to describe how these different options for effecting the squeeze out of Kaydon shares affect the rights of minority shareholders, if at all, including any differences with respect to how appraisal rights are perfected.

The Tender Offer, page 4

Terms of the Offer, page 4

2. We note the bidders' right to waive conditions. If the bidders decide to waive
    any material conditions, please note that they must expressly announce their
    decision in a manner reasonably calculated to inform security holders of the
    waiver. In this regard, it appears that the waiver of the Minimum Condition,
    the Antitrust Condition, the CFIUS Condition, and the Governmental
    Authority Condition would constitute a material change requiring that at least
    five business days remain in the offer after such waiver. Please provide us
    with the bidders' views on this issue and whether or not waiver of the
    remaining conditions will constitute a material change. See Rule 14d-4(d).

Source and Amount of Funds, page 16

3. We note that cash on hand and existing committed credit facilities will be
    used to purchase shares in offer. Please revise to include the information
    required by Item 1007(d) of Regulation M-A. Please also file the credit
    agreements as exhibits to the Schedule TO. Refer to Item 1016(b) of
    Regulation M-A.

Appraisal Rights, page 47

4. Please revise to further describe the exercise of appraisal rights, including the
    timeframe for perfecting any appraisal rights.

Exhibit (a)(5)(F)

5. We note your reference to the Private Securities Litigation Reform Act of
    1995. We remind you that the safe harbor protections for forward-looking
    statements contained in the federal securities laws do not apply to statements
    made in connection with a tender offer. See Section 21E(b)(2)(C) of the
    Securities Exchange Act of 1934 and Regulation M-A telephone interpretation
    M.2 available at www.sec.gov in the July 2001 Supplement to the Division of
    Corporation Finance's Manual of Publicly Available Telephone
    Interpretations. Please refrain from referring to the safe harbor provisions in
    any future press releases or other communications relating to this tender offer.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders
are in possession of all facts relating to the disclosure, they are responsible for the

accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: James J. Barnes, Esq.